Exhibit 99.1

Spectrum Cannabis Introduces First of its Kind Catalyst Peer Mentorship Program

August 10, 2018

Smiths Falls, ON – Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED, NYSE: CGC) and its wholly owned subsidiary Spectrum Cannabis, together with Dr. Danial Schecter, Co-founder of the Cannabinoid Medical Clinic, today announced a new Catalyst Peer Mentorship Program (“Catalyst Program”) which will link physicians from across the country with colleagues who possess advanced knowledge of the cannabis field in order to provide case-by-case support.

Canada’s regulatory framework for cannabis in Canada is evolving quickly, creating more and more interest from patients and healthcare practitioners in Canada. Though there are nearly 300,000 registered medical cannabis patients in Canada, still less than one in five physicians feel comfortable prescribing cannabis as a treatment option. To address this education gap, the Company believes it is important that educational resources and support networks are provided to healthcare professionals in the form of qualified peer mentors who possess advanced knowledge of medical cannabis. The Catalyst Program aims to do just that.

“We have spent the last four years engaging physicians through a number of educational initiatives including accredited education. Adding a peer education element will increase the number of credible educational resources available to Canadian healthcare professionals seeking more cannabis-specific information,” said Mark Zekulin, President & Co-CEO, Canopy Growth.

The Catalyst Program will connect Canadian physicians with specialist mentors through telephone, email, fax and videoconferencing to provide case-by-case support and guidance on issues pertaining to the clinical aspects of prescribing medical cannabis. There will also be opportunities for physicians to participate in Continuing Professional Development (CPD) programs regarding cannabinoid medicine. Specialized mentors have been identified and recruited to participate in the program by Dr. Schecter along with Canopy Growth’s medical outreach team. As a recognized expert in cannabinoid medicine, Dr. Schecter has trained thousands of physicians and other healthcare professionals on determining where and how medical cannabis may be implemented as a treatment option for their patients.

“The need for increased healthcare education and support to develop competencies in cannabinoid medicine is imperative and our goal is to educate physicians and other healthcare professionals, while simplifying the dialogue around medical cannabis,” said Dr. Schecter, Chair of the Catalyst Program. “The Catalyst Peer Mentorship Program is committed to equipping healthcare professionals with the support they need to optimize patient outcomes and prioritize patient safety, in this case, through peer to peer education and training.”

Spectrum Cannabis: Medical Cannabis. Simplified.

Contacts:

Media Relations

Caitlin O’Hara

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@canopygrowth.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in 11 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

About Spectrum Cannabis

Spectrum Cannabis, a wholly-owned subsidiary of Canopy Growth, is dedicated to simplifying medical cannabis for patients and healthcare practitioners. Spectrum Cannabis is an international medical business which interfaces with healthcare professionals and patients around the world. Founded in Canada, Spectrum Cannabis operates in Australia, South America, Africa and across Europe. Spectrum Cannabis products are available in a wide range of potencies and formats designed to simplify the dialogue around strength and dosage by applying a colour-coded Spectrum to categorize medical cannabis according to THC and CBD levels. Its product lineup includes whole flower cannabis, oils and new innovations such as Softgels. Through product simplification, easy dosing formats, in addition to ongoing education of healthcare professionals, Spectrum is committed to improving the lives of medical cannabis patients around the globe.

Notice Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to the Company’s focus on Latin America, the Company’s position in the market, the advancement of medical cannabis internationally, capturing market share, leveraging the clinical and market access work in Chile, the Company’s global growth strategy. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the updating of regulations in individual nations; the ability to integrate the acquired businesses into the Company’s operations; the time and resources of management devoted to integration and expansion efforts; and such risks contained in the Company’s annual information form dated June 28, 2018 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.